Exhibit 99.2

Olympus Pacific Minerals Inc.

Exhibit Management’s Discussion and Analysis
(“MD&A”)

As at March 30, 2011

The following Management Discussion and Analysis has been prepared as of March 30, 2011, of the financial results of Olympus Pacific Minerals Inc’s (the “Company” or “Olympus”) operations for the year ended December 31, 2010. It should be read in conjunction with the audited consolidated balance sheets as at December 31, 2010 and December 31, 2009, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows for the three years ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the year ended December 31, 2010 and the subsequent period to March 30, 2011.  Any reference to the financial statement notes within this MD&A is incorporated by reference number. Other pertinent information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com.  Olympus is listed both on the Toronto Stock Exchange and the Australian Securities Exchange under the symbol OYM. Olympus is quoted on the over-the-counter bulletin board in the United States under the symbol OLYMF. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in United States dollars unless otherwise indicated.

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Annual Report 2010

Highlights

•	In the first quarter of 2010 the Company raised approximately $13M gross proceeds through the issuance of convertible notes, which is being used to develop its processing plant at Phuoc Son.
•
In the second quarter 2010 the Company raised approximately $22M gross proceeds through the issuance of gold loan notes, which, together with our self generated cashflow, is being used to develop its processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for general exploration and corporate purposes.

•	In the first quarter 2010 Olympus completed the Amalgamation between Olympus and Zedex considerably expanding the Company’s gold resource base and diversifying operations and sovereign risk.
•
The Company completed a secondary listing on the Australian Securities Exchange in January 2010, adding another important resources exchange and providing better trading access for its shareholder base.

•
New independent resource assessments were completed in the second quarter of 2010 at the Bau and Phuoc Son projects. The current gold resource total for the Company (including the Bong Mieu Gold Project) is now estimated at 1,030,236 oz of measured and indicated resources and 2,685,325 oz of inferred resources (refer to Global Reserves and Resources table on page 11).

•	Annual gold production totalled 33,234 ounces.

•
The new Phuoc Son gold plant was originally scheduled to be commissioned in October 2010. However, completion of the plant has been delayed by a further four months until the second quarter of 2011, due to a prolonged period of heavy rain, the highest on record for many years. This delay pushed out the earlier stated production profile by four months.

•
In the third quarter the Company entered into an agreement with Gladioli, its local joint venture partner of the Bau Gold Project, to purchase an additional 43.50% interest for $35M, with payments in four tranches spread over a two year period. Upon completion of the transaction in September 2012, Olympus will have an effective interest of 93.55% in the Bau Gold Project. The Company completed the first two tranches in 2010, taking its effective interest to 75.05%.

Olympus Pacific Minerals Inc.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in the exploration, development and mining of mineral properties in Southeast Asia, with a focus in Vietnam and Malaysia.  The Company, a first mover in Vietnam, is building its base with the aim of being a leading gold producer and explorer in Southeast Asia and has commissioned the first two foreign owned gold mines to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’s vision of making major discoveries in the region and increasing shareholder value.  The Company focuses its activities on three multi-project properties, two located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property, and one located in Malaysia - the Bau Gold project.

Olympus Pacific Minerals In.c

0  500
kilometers
Legend
Structures
Gold, Copper Mine Prospects
Olympus properties
Capital cities
South east asia
Copper and Gold
Mines / Prospects

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Annual Report 2010

The material business operations of the Company are presently carried out in large part through wholly or jointly owned private subsidiary companies as set out in the chart below:

Structure Chart of the Company and Its Subsidiaries
Olympis Pacific Minerals Inc. (Incorporated in Canada) 100%
Kadabra Mining Corp. (Incorporated in the philippines)  Parnell Cracroft Ltd (Incorporated in the British Virgin Islands) Olympus Pacific Minerals Vietnam Ltd (Incorporated in Vietnam) 100%
Olympus Pacific Minerals NZ Ltd (Incorporated in new zealand)
100% 100% 100% 100% 91%
Formwell Holdings Limited (Incorporated in the British Virgin Islands)  New Vietnam Mining Corp. ((Incorporated in the British Virgin Islands) GR Enmore Pty Ltd (Incorporated in Australia)
KS Mining Ltd (Incorporated in Samoa) Bau Mining Co Ltd (incorporated in Samoa)
100% 85% 75% 55% 25%
Bong Mien Holdings Ltd (Incorporated in Thailand) Phuoc Son Gold Company Limited (Incorporated in Vietnam) Binh Dinh NZ Gold Co Ltd (Incorporated in Vietnam) North Borneo Gold Sgn Bhd (Incorporated in Malaysia)
80 % Bong Mieu Golding Mining Company Limited (Incorporated in Vietnam)

Bong Mieu Gold Project (80%) - Vietnam

Bong Mieu hosts our producing gold mines: Bong Mieu Central (VN220) which contains proven and probable reserves and has been in commercial production since the fourth quarter of 2006; Bong Mieu Underground (VN230), in commercial production since the second quarter of 2009; and Bong Mieu East (VN240); as well as a number of other surface showings. It is being actively explored for additional resources.

Phuoc Son Gold Project (85%) - Vietnam

Phuoc Son hosts our high-grade gold deposit (Dak Sa).  The new Dak Sa Underground mine (VN320) contains proven and probable reserves and was brought into commercial production on October 1, 2009.  Plant up-grades at Bong Mieu, which temporarily processes the Phuoc Son ore, were completed in the second quarter of 2009.  The Phuoc Son property contains multiple gold mineralization zones that are being actively explored for additional resources.

Olympus Pacific Minerals Inc.

North Borneo Gold – Bau Gold Project (75.05%) – Malaysia (acquired as a result of the Zedex Transaction)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly prospective ground within the historic Bau Goldfield in Sarawak, East Malaysia.  The property is attributed with significant gold resources and has been independently assessed as having substantially greater resource potential.

On September 30, 2010 the Company entered into an agreement to acquire a further 43.50% interest in North Borneo Gold Sdn Bhd by September 2012, at which time the Company’s effective interest in the Bau Gold Project will be 93.55%.  The settlement is to be paid in four tranches with the first tranche of 12.50% having been completed on September 30, 2010, and the second tranche of 12.50% having been completed on October 30, 2010. The third tranche of 10.00% due on November 30, 2011 will increase the Company’s effective interest to 85.05%, and the final tranche of 8.50% is due on September 30, 2012 and will bring the Company’s effective interest to 93.55%.
These transactions can be summarized as follows:

	Purchase Price	Purchase Date	North Borneo Gold Sdn Bhd Class A Shares	Company’s Effective Holding
Tranche 1	$7,500,000	30/09/2010	31,250	62.55%
Tranche 2	$7,500,000	30/10/2010	31,250	75.05%
Tranche 3	$11,000,000	30/11/2011	25,000	85.05%
Tranche 4	$9,000,000	30/09/2012	21,250	93.55%
			108,750	93.55%

The agreement includes a condition subsequent that must be met before the Tranche 3 payment is required to be settled.  The condition subsequent requires the vendor to obtain:
a)
All renewals or grants (as applicable) of mining licences and mining certificates relating to the Jugan deposit (including, without limitation, the renewal of mining certificate MD 1D/1/1987 relating to the Jugan, Sirenggok and Jambusan areas) on terms acceptable to the Purchaser in all respects; and

b)
All ministerial, Governor and other regulatory approvals to ensure that the mining licences and certificates referred to at (a) above are valid and effective in all respects in accordance with applicable laws and regulations

Conditions to be met before settlement of each tranche are as follows:

Tranche 1 -	has no conditions.

Tranche 2 -	amendment of the Joint Venture agreement to deal with a number of operational and governance matters. This condition was met on October 30, 2010 and settlement of Tranche 2 occurred on that date.

Tranche 3 -
if the condition subsequent noted above has been met by October 31, 2011 settlement of the Tranche 3 payment occurs.  If the condition subsequent has not been met then the shares transfer to the purchaser at no additional cost.

On completion of Tranche 3 the right of the vendor to appoint a director to the board of North Borneo Gold Sdn Bhd ceases.

Tranche 4 -	has no conditions.

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Annual Report 2010

Binh Dinh NZ Gold Company – Tien Thuan Gold Project (75%) – Vietnam (acquired as a result of the Zedex Transaction)

The Tien Thuan Gold Project covers about 100 km2 of hilly terrain, encompassing numerous hard rock and alluvial gold occurrences within and peripheral to a large, multiphase intrusive complex of predominantly granitic composition.  Quartz veins extend over 15 km of strike.  Two discrete intrusive complexes featuring vein and disseminated molybdenum mineralization have been discovered.  Geological mapping has revealed outcropping features that are broadly consistent with economically productive circum-pacific porphyry (copper-molybdenum-gold-silver) deposits.  Exploration is in progress.

Capcapo - Philippines

Olympus has an option to earn up to a 60 percent interest in this Philippines mining property upon completing specified expenditures on the property.  The Company’s ability to earn this interest in the property has to date been inhibited by difficulties in settling a formal joint venture operating agreement with its partner.

GR Enmore Gold Project - New South Wales, Australia (acquired as a result of the Zedex Transaction)

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licenses covering 290km2 and is earning an 80 percent interest in two exploration licenses covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Company Strategy

The Company’s 2011 goals, in line with its strategy, are focused on the following:

•	Increasing gold reserves and resources and increasing gold production;

•	Achieving enhanced cash flows from operating subsidiaries through cost control and minimizing exposure to direct and indirect taxes.

•	Maximizing ounces sold and minimizing cash costs from mining through to refining;

•	Improving its processing plant to maximize production potential;

•	Continuing to enhance and independently review internal controls; and

•	Minimizing exposure to direct and indirect taxes.

Specific goals and the 2011 outlook for each of the subsidiaries are discussed in the operations sections in this MD&A.

Olympus Pacific Minerals Inc.

The Business Environment

Six critical business factors impact the Company performance:

1. Mineral Reserves and Resources

The mineral reserves and resources are the foundation of the Company’s business. They have a direct impact on feasibility and scoping studies and the value of our Company. The mineral reserves and resources also dictate how much ore the Company can produce, and for how many years it can be produced. The grade of ore mined can vary from year to year. This has a significant impact on the volume of metal sold, and on the financial results.

2. Gold Price

The price received for the gold produced and sold has a direct impact on Company profitability. The price of gold also has a direct bearing on feasibility studies that the Company has or may complete in the future, increasing or decreasing the potential rate of return on a project.  The price of gold may also have a bearing on the Company’s ability to access capital to explore or develop.

3. Licensing

In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license, a mining license, and an export license depending on the level of work being conducted on the property.  Without all the appropriate licenses, the Company activities could not occur.  For more information on licenses, please refer to page 14.

4. Cost Changes

A changing cost environment has a direct impact on financial results of the Company.  It also impacts the results of feasibility studies making a project more or less attractive to develop in the future.  Capital costs for most projects worldwide have increased substantially due to the higher costs of mining related equipment and consumables the price of which is mostly determined by global demand and supply.

5. Exchange Rates

Company revenue is exclusively in US dollars, but because it operates in South East Asia, the costs are in several different currencies. The Company is most affected by changes in the exchange rates between the Canadian dollar, US dollar, Australian dollar, Malaysian ringgit, and the Vietnamese dong.  As the Company’s cash is mostly held in US dollars, future changes in the relationship between the US dollar and other currencies can have a direct impact on funds available for future spending.

6. Human Resources

People are critical to the Company’s success. In 2010 the Company continued to enhance its Human Resource Management in terms of: teamwork; employment relations; organization design and development; transferring of skills from expatriate employees to appropriately trained local employees; talent acquisition; and retention and training and development of the key people to maximize their contribution to the achievement of the Company’s goals.

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Annual Report 2010

Global Reserves & Resources

The Company’s estimated Global Reserves and Resources at 31 December, 2010 are summarized in the table below (shown after depletion by mining production up to the end of the year).  Earlier changes to the reserves and resources estimates that were published in the MD&A for previous quarters can be found on the Company’s filings at www.sedar.com .

RESERVES		As at 31 December 2010			As at 31 December 2009
Property	Reserve Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu Gold Property (1)
NI43-101	Proven	0	0	0	0	0	0
	Probable	250,550	2.59	20,863	254,627	2.72	22,236
	Total P&P	250,550		20,863	254,627	2.72	22,236

Phuoc Son Gold Property (2)
NI43-101	Proven	197,202	5.68	36,033	205,053	6.53	43,031
	Probable	633,791	6.44	131,179	675,316	7.21	156,591
	Total P&P	830,993	6.26	167,212	880,369	7.05	199,622

RESOURCES	(2010 Measured & Indicated Resources Include 2010 Proven and Probable Reserves)

Bong Mieu Gold Property (3)
NI43-101	Measured	973,660	2.02	63,080	973,660	2.02	63,080
	Indicated	2,247,908	1.65	119,172	2,257,640	1.66	120,545
	Total M&I	3,221,568	1.76	182,252	3,231,300	1.77	183,625
	Inferred	4,729,320	1.40	212,930	4,729,320	1.40	212,930
Ancillary Metal Credits (See Note 7 Below)	Measured			32,372			24,647
	Indicated			63,864			39,915
	Total M&I credits			96,236			64,562
	Inferred			104,176			65,110
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

Phuoc Son Gold Property (4)
NI43-101	Measured	127,618	9.00	36,911	132,964	10.28	43,933
	Indicated	493,321	9.52	150,937	527,571	9.92	168,204
	Total M&I	620,939	9.41	187,848	660,535	9.99	212,137
	Inferred	2,481,309	6.01	479,720	1,878,685	6.63	399,017

Tien Thuan Gold Property (5)
NI43-101	n/a	Not disclosed - See Note (5) below.			Not disclosed - See Note (5) below.

Bau Gold Property (6)
NI43-101	Measured	0	0	0	0	0	0
	Indicated	10,963,000	1.60	563,900	0	0	0
	Total M&I	10,963,000	1.60	563,900	0	0	0
	Inferred	35,808,000	1.64	1,888,500	0	0	0

Global Totals:		As at 31 December 2010			As at 31 December 2009

RESERVES
NI43-101	Proven	197,202	5.68	36,033	205,053	6.53	43,031
	Probable	884,341	5.35	152,042	929,943	5.98	178,827
	Total P&P	1,081,542	5.41	188,075	1,134,996	6.08	221,858

RESOURCES
NI43-101	Measured	1,101,278	3.74	132,363	1,106,624	3.01	131,660
	Indicated	13,704,229	2.04	897,873	2,785,211	3.22	328,664
	Total M&I	14,805,507	2.16	1,030,236	3,891,835	3.16	460,324
	Inferred	43,018,629	1.94	2,685,325	6,608,005	2.89	677,057
Historic Estimate	Measured	24,200	5.00	3,890	24,200	5.00	3,890
	Indicated	192,700	6.60	40,890	192,700	6.60	40,890
	Total M&I	216,900	6.42	44,780	216,900	6.42	44,780
	Inferred	1,220,000	8.00	313,792	1,220,000	8.00	313,792

Olympus Pacific Minerals Inc.

Notes to reserves and resources table

(1) Bong Mieu Reserve Estimate
Bong Mieu reserves were estimated by Olympus in accordance with National Instrument 43-101 (“NI 43-101”) and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards and were independently reviewed by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) in March 2009. A copy of the TMC/SA technical report entitled “Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”, dated April, 2009 can be found in the Company’s filings at www.sedar.com. Deposit notes and 2010 reserve impairments are as noted below:
1.1 Ho Gan Deposit (VN220)
Lower and upper grade-cutoffs are 0.80 g/t Au and 10.00 g/t Au respectively. The mining dilution factor is 10% @ 0.30 g/t Au.
No new reserves were developed during 2010. Accordingly, the remaining reserve was estimated by deducting the tonnage mined during 2010 from the official reserve remaining at YE 2009. The tonnage mined during 2010 was estimated by reconciling the tonnage (by truck count) with mill tonnage (by weightometer).
1.2 Ho Ray-Thac Trang Deposit (VN240): No reserves have yet been estimated.
1.3 Nui Kem Deposit (VN230): No reserves have yet been estimated.
(2) Phuoc Son (Dak Sa) (VN320) Reserve Estimate
Dak Sa (Bai Dat and Bai Go Sector) reserves were estimated by Olympus (based on a 3.00 g/t Au stope cut-off, practical stope layouts and the application of appropriate mining dilution rules and minimum width criteria) in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently audited by Terra Mining Consultants and Stevens and Associates (“TMC/SA”) in March 2008. This TCM/SA report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam” (March 2008), is within Company filings at www.sedar.com. Deposit notes and 2010 reserve impairments are as noted below:
2.1 Bai Dat Sector
During 2010, mining of Bai Dat deposit continued, but no new (NI 43-101 status) reserves were developed. The 2010 reserve was therefore determined by deducting the ore mined during 2010 from the official 2009 YE reserve. The ore mined was determined by underground survey reconciled with the official milled tonnage (by weightometer). The reserve estimate employed a lower grade-cutoff of 3.00 g/t Au and an upper cutoff of 100.00 g/t Au.
2.2 Bai Go Sector
During 2010, no mining was conducted and no new (NI 43-101 status) reserves were developed. Accordingly, the 2010 reserve remains the same as the YE 2009 reserve, which employed a lower grade-cutoff of 3.00 g/t Au and an upper grade cutoff of 80.00 g/t Au.
(3) Bong Mieu Resource Estimate
Bong Mieu resources were initially estimated by Olympus (in accordance with NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards) and independently audited/updated by Watts Griffis and McOuat (“WGM”) (“A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”), in September 2004, by Terra Mining Consultants and Stevens & Associates (“TMC/SA”) (“Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in August 2007 and by TMC/SA (“Updated Technical Review of Bong Mieu Gold Project in Quang Nam Province, Vietnam”) in March 2009. Copies of these reports can be found within Company filings at www.sedar.com. Deposit notes and 2010 resource impairments are as noted below:
3.1 Bong Mieu Central (Ho Gan) Deposit (VN220)
During 2010, some mining was conducted during the 4th Quarter, but no new (NI 43-101 status) resources were developed. The YE 2010 resource was therefore estimated by deducting the tonnage mined during 4Q 2010 from the official reserve remaining at YE 2009.
3.2 Bong Mieu East (Ho Ray-Thac Trang) Deposit (VN240)
During 2010, no mining was conducted and no new (NI43-101 status) resources were developed. The 2010 estimate therefore remains the same as at YE 2009. This estimate incorporated drilling completed by Olympus during 2008 (using upper and lower grade cutoffs of 0.5 g/t Au and 10 g/t Au respectively) to update prior NI 43-101 and CIMM standard estimates/audits, as independently reviewed by TMC/SA in March 2009 (refer above).
3.3 Bong Mieu South (Nui Kem) Deposit (VN230)
The Nui Kem underground resource is an historic estimate, being an independent estimate by Continental Resource Management Pty Ltd (CRM) in 1993. This estimate used lower and upper grade-cutoffs of 3.00 g/t Au and 30.00 g/t Au respectively. Although this CRM estimate pre-dates NI 43-101, it was independently reviewed by WGM in 1997 and again in 2007 by TMC/SA (refer above).
Neither WGM nor TMC/SA audited the CRM estimate, nor did they attempt to reclassify the Nui Kem resource to meet NI 43-101 standards. Nonetheless, both independent consultant groups consider it to have been carried out in a manner consistent with standard industry practice of the time and deem it to be relevant and of historic significance. It is accordingly herein reported as a historical resource. Investors should not assume that all or any of the historical resources will necessarily be converted into current NI 43-101 reserves or resources.
During 2010, Olympus continued mining production from trial stoping and underground exploration developments. The historic resource has not been impaired by this production because the production to date is small and predominantly external to the CRM resource boundaries. Depth considerations effectively preclude exploratory drilling from surface, but it is anticipated sufficient data may become available from underground drilling and exploratory headings to enable a NI 43-101 compliant estimate to be prepared which will allow an application for an extended mining license.

Olympus Pacific Minerals Inc.

(4) Phuoc Son (Dak Sa) (VN320) Resource Estimate
Dak Sa (Bai Dat and Bai Go Sector) resources were estimated by Olympus in January 2008, in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions & standards. This estimate was independently reviewed by TCM/SA in a technical report entitled “Technical Report on the Phuoc Son Project in Quang Nam Province, Vietnam”, dated March 2008, a copy of which can be found in the Company’s filings at www.sedar.com. A prior independent review (by WGM) entitled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam”, dated January 30, 2004 can also be found in the Company’s filings at www.sedar.com. Current resources are based on an in-house estimate of additional resources in May 2010. Deposit notes and 2010 resource impairments are as noted below:
4.1 Dak Sa South (Bat Dat) Deposit
During 2010 mining of the Bai Dat deposit continued and additional (NI 43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. Accordingly, the YE 2010 resource estimate (which includes mining reserves) was determined by deducting 2010 mining depletion from the YE 2009 resource (refer above) and adding the newly defined resources. The resource estimate employed an upper grade cutoff of 100.00 g/t Au, with no lower grade cutoff.
4.2 Dak Sa North (Bai Go) Deposit
During 2010, no mining was conducted, but additional (NI 43-101 status) resources were defined pursuant to an in-house estimate, dated 31st May, 2010. The YE 2010 resource estimate (which includes mining reserves) was therefore determined by adding the newly defined resources to the YE 2009 resource. The resource estimate employed an upper grade cutoff of 80.00 g/t Au , with no lower grade cutoff.
(5) Tien Thuan Resource Estimate
No Tien Thuan resource is disclosed as of YE 2010 because no NI 43-101 status resource estimate has yet been made.  An historic (1993) gold resource estimate by the Geological Survey of Vietnam cannot presently be disclosed because it is neither JORC nor NI43-101 compliant.
(6) Bau Resource Estimate
The YE 2010 estimate of Bau resources is pursuant to an independent study conducted by Terra Mining Consultants and Stevens & Associates (“TMC/SA”), dated June 15, 2010. This estimate employed lower grade-cutoffs of 0.75 g/t Au and 0.5 g/t  Au respectively for virgin deposits and tailings deposit.  Upper cutoffs ranged from 3.3 g/t Au in respect of tailings and from  6.47 g/t Au to 33.13 g/t Au in respect of other deposits, depending upon grade statistics for each deposit.
A prior estimate (of partial Bau resources) was completed in November 2008 by Ashby Consultants Ltd (ACL) of New Zealand. The ACL estimate (conducted in accordance with JORC standards) is superseded by the TMC/SA estimate, which was conducted in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definition standards. A copy of the TMC/SA technical report in respect of the Bau resource estimate has been placed within the Company’s filings at www.sedar.com.
(7) Ancillary Metals
The gold-equivalent value of the Tungsten in the Bong Mieu East Resource was calculated using Tungsten value of US$320/MTU and gold value of US$1,340/oz. Other elements, such as silver, copper, lead, zinc and fluorine, have not been included in the 2010 estimate because they are of insignificant value or uneconomic to recover.
(8) SEC Note
The mineral reserve and mineral resource estimates contained in this table have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This section uses the term “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED RESOURCES

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically and legally mineable.

Olympus Pacific Minerals Inc.

Key Licenses

The following is a summary of key license areas at December 31, 2010, for which details can be viewed at our website (www.olympuspacific.com).

Company	Licenses Granted-Area	Renewal License Applications-Area	New License Applications-Area
Bong Mieu Gold Mining Company
Investment Certificate	3,000 Ha	-	-
Exploration Licenses	-	1,850 Ha	-
Mining Licenses	358.0 Ha	-	-

Phuoc Son Gold Company
Investment Certificate	7,000 Ha	-	-
Exploration Licenses	-	2,800 Ha	-
Mining Licenses	1.5 Ha	-	-

North Borneo Gold
Mining Licenses	799.9 Ha	48.2 Ha	406.1 Ha
Mining Certificates	1,694.9 Ha	12,380.2 Ha	-
Exploration Prospecting Licenses	-	28,715.5 Ha	2,000 Ha
General Prospecting Licenses	-	35,808.4 Ha	77,500.0 Ha

Binh Dinh NZ Gold Company
Investment Certificate	6,480 Ha	-	-

Olympus Pacific Minerals Inc.

      Production Plant Output Results

    Process Plant - Statistical Results from the Bong Mieu Plant (including Phuoc Son ore):

	2010 Quarters				Annual
	Q1	Q2	Q3	Q4	2010	2009
Tonnes of ore milled*	31,056	35,977	33,884	37,862	138,779	140,259
Grade (g/t Au)	10.16	8.86	10.08	8.50	9.35	7.94
Mill recoveries (percent)	72%	80%	85%	81%	80%	68%
Gold production (ounces)	7,335	8,221	9,311	8,367	33,234	24,317
Gold sales (ounces)	7,649	8,255	5,184	8,098	29,186	15,709

*	The Bong Mieu Production Plant processes ore from Bong Mieu Central (VN220), Bong Mieu Underground (VN230), Tailings (VN220) and Phuoc Son Projects (VN320).

    Process Plant – Annual Operating Results for the Combined Projects:

	Bong Mieu	Bong Mieu	Combined	Phuoc Son
	Central	Underground	Bong Mieu	(Dak Sa
	(Hogan)	(Nui Kem)	Properties	Underground)	Total	Total
	VN220	VN230	VN220 & VN230	VN320	2010	2009
	2010 ($)	2010 ($)	2010 ($)	2010 ($)	$	$
Gold sales	2,073,089	7,138,762	9,211,851	26,774,162	35,986,013	16,400,740
Cost of sales	687,034	3,286,268	3,973,302	9,240,616	13,213,918	13,996,635
Amortization	1,859,859	3,139,571	4,999,430	4,110,876	9,110,306	4,636,825
Toll treatment charged to Phuoc Son	(4,675,106)	-	(4,675,106)	4,675,106	-	-
Royalties	66,860	216,571	283,431	4,512,504	4,795,935	1,347,215

The reduction in throughput during the final quarter of 2010 was related to a mechanical breakdown to the primary mill. The repairs took three weeks to complete. Aside from the lower throughput, the use of the secondary mill as the primary mill caused changes in grind that lead to a lower recovery in the fourth quarter. Recovery was also negatively impacted by excess water getting into the circuit through the incessant heavy rains experienced in the region.

Dak Sa (VN320) accounted for 75.6% of the total gold production, Nui Kem (VN230) accounted for 16.2% and Ho Gan (VN220) accounted for the remaining 8.2%. Gold production ounces for 2010 exceeded production ounces for 2009 by 37%.

Plant improvements continued in the fourth quarter with upgrading of the Gemini shaking table, elimination of manual panning and use of high chrome steel balls.

The Company reported in August that the Bong Mieu Gold Processing Plant was shut for one day as a result of vandalism and theft by local criminals.  Following the event the Company has placed a claim with the Company insurers in Vietnam.  The claim includes stolen ore costing $45,000 and repairs, security and other costs of $23,000.  This is recorded as Cost of Sales in the financial statements. The book value of damaged equipment of $1,700 has been recorded as Loss on Disposal of Capital Assets.  As the insurers have not yet agreed the final claim, a receivable has not been recorded in the financial statements.

Olympus Pacific Minerals Inc.

Results of our exploration, development, and production activities

Bong Mieu Gold Mining Company Limited (“BM”)

Background

The Bong Mieu Gold Mining property, located in Tam Lanh Commune of the Tam Ky District in the southeast corner of Quang Nam province in Central Vietnam, hosts the producing Bong Mieu Central (VN220) and Underground (VN230) gold mines. The Bong Mieu Central Gold Mine (VN220) contains proven and probable reserves and has been in commercial production since 2006. The Bong Mieu Underground Deposit (VN230) is located one kilometer from the Bong Mieu Central Gold Mine (VN220).  The Bong Mieu Underground Mine (Nui Kem VN230) is being explored and developed.  It was placed into commercial production in the second quarter of 2009 following completion of the Bong Mieu plant upgrade.  Exploration to date has resulted in a significant new discovery in the east area of the property, Bong Mieu East (VN240), as well as a number of new surface showings.  There is potential for additional discoveries and resource expansion based on work completed to date.

Structure

Olympus Pacific Minerals Inc., through its holding companies, holds an 80 percent ownership interest in Bong Mieu Gold Mining Company Limited (“BM”), a joint venture enterprise incorporated in Vietnam, which has surface rights to the Bong Mieu Gold Property. The other 20 percent of Bong Mieu Gold Mining Company Limited is owned by two Vietnamese organizations, MIDECO (10 percent) and MINCO (10 percent).

The Vietnamese partners have not, at this stage, paid their share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met. Historically, the Company paid a 2 percent net sales royalty based on 80 percent of the revenues of Bong Mieu Central to Zedex Minerals Limited. However, Zedex and Olympus have now amalgamated their operations, hence all royalty obligations in relation to Zedex have ceased. The Company pays the Vietnam Government a royalty equal to three percent of the sales value of gold production in Vietnam.

Olympus manages the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Bong Mieu property:
	2010	2009
Net deferred exploration and development at 31 December	$13,291,609	$10,735,334
Property, plant, and equipment at 31 December	$5,708,957	$6,624,651
Spending on exploration and development activities	$4,689,381	$1,906,778
Expenditure on property, plant, and equipment	$1,282,332	$1,088,427

Reserves and Resources

Please refer to page 11 for a summary of Bong Mieu Gold Property mineral reserve and resource estimates as at December 31, 2010.

Olympus Pacific Minerals Inc.

Exploration

During 2010, no new general Bong Mieu exploration (VN210) sites were investigated by drilling.

Ho Gan Study (VN220)
Two exploration holes, totaling 291m length were drilled on the south of Bong Mieu Central (Ho Gan open pit (VN220)) in September 2010 to test the southern extension of the Ho Gan mineralized structure. These two holes were successful in intercepting the Ho Gan mineralization host structure at its projected depths. Although the thickness and grade of the above intersections are not economically viable, they confirm the continuation of the mineralization to the south, beyond the Ho Gan deposit boundary. Exploration in the final quarter of 2010 consisted of one hole being drilled (declined westerly) to test the potential at depth of the mineralized granite outcrop east of Dam 3. The hole did not intersect the target, which may either dip easterly, or be faulted or pinched out at depth.

Bong Mieu East Study (VN240)
The Bong Mieu East (VN240) 2010 infill drilling program commenced in late June 2010, and concluded in September 2010, with a total of 1,291m drilled in ten holes. All assays were received during Q4 2010 and the updating and modification of geological models has been completed, with final verification in progress at the time of filing our annual report. An updated resource estimate for Bong Mieu East (VN240) is scheduled to become available in April 2011.

Production and Operating Statistical Results

Combined Production on Bong Mieu Gold Property Projects:

Bong Mieu Central (VN220) and Bong Mieu Underground (VN230) Deposits
	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937	16,342	16,755	20,629	63,663	102,796
Grade (g/t Au)	5.68	5.21	4.78	4.51	4.94	4.07
Mill recoveries (percent)	67%	69%	73%	68%	70%	63%
Gold production (ounces)	1,219	1,900	1,873	2,043	7,035	8,522
Gold sales (ounces)	1,343	2,282	1,293	2,465	7,383	7,789

Gold produced from Bong Mieu Central and Bong Mieu Underground ore represented 21.2% of the total production for 2010.

The tables below show individual operating mine statistics of VN220 and VN230:

Bong Mieu Central Project (VN220) - Hogan

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	-	6,821	1,998	7,685	16,504	61,149
Grade (g/t Au)	-	5.42	3.86	4.45	4.78	2.96
Mill recoveries (percent)	-	66%	63%	63%	64%	50%
Gold production (ounces)	-	785	155	690	1,630	2,963
Gold sales (ounces)	-	815	153	656	1,624	3,209

Olympus Pacific Minerals Inc.

Mining and processing of ore from the Bong Mieu Central pit (VN220) was cut back in 2010 to allow more of the high grade Phuoc Son ore to be processed in the plant.  Quantities were increased in the fourth quarter while export of Phuoc Son ore was not possible due to the export license not being operative for a 2 week period. Mining activities were resumed in Area 11 and 4,077 tonnes were mined at 10.46g/t Au. This area is getting progressively deeper and is more sulphitic than the shallower ore. The high grade means that the higher strip ratio can be tolerated.

Bong Mieu Underground Project (VN230) – Nui Kem

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	9,937	9,521	14,757	12,944	47,159	41,647
Grade (g/t Au)	5.68	5.06	4.90	4.55	5.00	5.71
Mill recoveries (percent)	67%	72%	74%	71%	71%	71%
Gold production (ounces)	1,219	1,115	1,718	1,353	5,405	5,559
Gold sales (ounces)	1,343	1,467	1,140	1,809	5,759	4,580

Officers of the Department of Geology and Minerals of Vietnam and the Quang Nam Department of Natural Resources and Environment completed their inspection in connection with the Bong Mieu Exploration License Renewal. Currently, Bong Mieu is working with the Phu Ninh District Peoples Committee, Quang Nam Department of Culture and Tourism and other departments, to agree boundary and license area application of “Thac Trang – Ham Ho Beauty of Nature and Relics area”.

Financial Performance

A total of 7,383 ounces of gold were sold by the Bong Mieu Gold Mining Company Limited for proceeds of $9,211,851 during 2010. The average realized gold price was US$1,248 per ounce in 2010.

Licensing

The trucking permit for Dak Sa ore (VN320) expired on December 31, 2010, but has been renewed effective March 15, 2011 until May 30, 2011. This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant in April 2011.

2011 Outlook
•	Continue to increase production plant throughput from the Bong Mieu underground project to replace Phuoc Son feed, and reduce plant operating costs.
•	Keep exploration expenditures at a level commensurate with available cash and focus mine exploration on Ho Gan extensions and Nui Kem shoots.
•	Plan for ongoing positive cash flows and long term profitability after the discontinuance of treatment of Dak Sa ore at Bong Mieu following the completion of the Phuoc Son plant in early 2011.
•	Focus Bong Mieu Gold Mining Company on internal debt reduction.

Olympus Pacific Minerals Inc.

Phuoc Son Gold Company Limited (“PSGC”)

Background

Phuoc Son Gold property covers 70 square kilometers and is located in the western highlands of Quang Nam Province in Central Vietnam and 74 kilometers away from the Bong Mieu Gold property.  The property includes the high-grade Dak Sa Underground Project (VN320), which has proven and probable reserves and was put into commercial production in the fourth quarter of 2009.  The Phuoc Son property also contains multiple gold mineralization zones that are being actively explored for additional resources.

Structure

Olympus Pacific Minerals Inc., through its subsidiary, New Vietnam Mining Corporation, holds an 85 percent interest in the Phuoc Son Gold Project. In 2003, the Company’s subsidiary, New Vietnam Mining Corporation (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company then controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85 percent and Minco has a 15 percent interest. The Vietnamese partner has not, at this stage, paid its share of the funding requirements.  Joint venture profits are to be shared in proportion to ownership once funding requirements are met.  After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15 percent to 30 percent if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50 percent if Minco chooses to acquire such additional 20 percent interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties.  If Minco does not proceed to exercise its rights of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest

The Company pays the Vietnam Government a royalty equal to fifteen percent of the sales value of gold production in Vietnam.

Olympus provides assistance in management of the exploration and operation programs on the property on behalf of the joint venture.

The following table provides key information for the Phuoc Son property:

	2010	2009
Net deferred exploration and development at 31 December	$15,630,107	$14,315,824
Property, plant, and equipment at 31 December	$21,819,427	$3,638,160
Spending on exploration and development activities	$4,099,686	$2,416,768
Expenditure on property, plant, and equipment*	$19,955,625	$323,170

*This includes advances on property, plant and equipment

Reserves and Resources

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately five kilometers, expanded the Dak Sa resource base, and has confirmed that the mineralization remains open along strike and down dip.

A resource update estimation for the North and South Deposits completed in May 2010 indicated an approximate 16% gold resource increase, in comparison with 2008 March estimated results. The current resource estimate (by block modeling, using Inverse Distance Square) was based on 157 drill holes and included additional mineralization extensions that had been intersected by step-out drilling in 2008 around the periphery of the South and North deposits.

Olympus Pacific Minerals Inc.

Please refer to page 11 for a summary of Phuoc Son Gold Property mineral reserve and resource estimates as at December 31, 2010.

Exploration

During 2010, no general Phuoc Son (VN310) exploration drilling was conducted.

During 2010, five holes with 2,123m of coring were completed in Bai Chuoi and Bai Dat. At Bai Chuoi North, results confirmed the continuation of the mineralized structure to the NW. At Bai Dat, results indicated that the mineralisation host structure extends to the NE, NW and SW directions, beyond the boundary of the area currently being explored, and still follows the marble-argillite contact zone.

Production and Operating Results

Phuoc Son Gold Company – Dak Sa Underground Project (VN320)

The treatment of Dak Sa ore at Bong Mieu Plant met production rate expectations in the first nine months, however in the final quarter the export license was not operative for a 2 week period and the failure of one of the Company’s ball mills at the Bong Mieu plant resulted in reduced gold production capacity during the month of December by 20%.

The table below shows operating mine statistics of the Dak Sa Underground Project (VN320):

Phuoc Son Underground Project (VN320) – Dak Sa, Bai Dat

	Q1-2010	Q2-2010	Q3-2010	Q4-2010	YTD 2010	YTD 2009
Tonnes of ore milled	21,119	19,635	17,129	17,233	75,116	37,463
Grade (g/t Au)	12.27	11.89	15.26	13.28	13.08	18.46
Mill recoveries (percent)	73%	84%	89%	86%	82%	71%
Gold production (ounces)	6,116	6,321	7,438	6,324	26,199	15,795
Gold sales (ounces)	6,306	5,973	3,891	5,633	21,803	7,920

Gold produced from Dak Sa ore represented 78.8% of the total production for 2010.

Work on the process plant accelerated during the fourth quarter as all the major equipment arrived on site. The main civil works are completed and all the sections of the plant are in the final stages of construction. Work had commenced on the electrical reticulation and interconnecting pipework and steelwork. The plant roofing was completed in November 2010 which reduced delays from rain to a large degree.

Orders for first fill items such as reagents and steel balls, reagent tanks agitators, valves and tank support structure have all been placed.

Tailings dam design capacity was revised to reflect the figures in the submitted Environmental Impact Assessment document. Excavation of tailings dam 1, dam 2A and dam 2B were 84%, 75% and 67% complete, respectively. The stage 1 embankment is 17% complete.

The inclement weather at the Phuoc Son mine site during the fourth quarter resulted in 90 days lost for Tailings dam Stage 1 embankment build up. Only three weeks of excavation work and 2 days for clay placement were done during the quarter. Expected completion date for the Tailings dam is early second quarter of 2011.

Olympus Pacific Minerals Inc.

Final commissioning of the Phuoc Son plant is now expected to be in April, 2011.

Whilst it unlikely the main tailings dam 1 will be complete in time for the plant commissioning, the plant will utilize dams 2A and 2B and will be fully capable of complying with environmental limits until such time as dam 1 is complete.

Financial Performance

A total of 21,803 ounces of gold were sold by Phuoc Son Gold Projects for proceeds of $26,774,162 during 2010. The average realized gold price was US$1,228 per ounce in 2010.

Licensing

Application for the new mining license and exploration license is ongoing. The trucking permit for Dak Sa ore (VN320) expired on December 31, 2010, but has been renewed effective March 15, 2011 until May 30, 2011. This permit allows treatment of Phuoc Son ore through the Bong Mieu plant until commissioning of Phuoc Son’s new plant in April 2011.

2011 Outlook
•	Complete construction of the new plant – scheduled to be commissioned in the first quarter of 2011.

•	Transition from trucking ore to Bong Mieu to full scale processing on site in early 2011.

•	Continue to increase production levels in 2011.
•	Keep exploration expenditure at a level commensurate with available cash allows and focus exploration on north and south orebody extensions.
•	Commence construction of the Bai Go Road and a portal to access the northern reserves.

Olympus Pacific Minerals Inc.

Other Properties

North Borneo Gold Sdn Bhd
(acquired as a result of the Zedex Transaction)
Bau Gold Project (MY110)

The Bau Gold Project comprises consolidated mining and exploration tenements that collectively cover more than 828 km2 of the most highly-prospective ground within the historic Bau Goldfield, in Sarawak, East Malaysia. Operating since 1864, this goldfield has estimated historic gold production of more than 3 million oz. gold and recorded production of 1.5 million oz. of gold.  Regional analogy with goldfields across the border in Kalimantan suggests significantly greater remaining potential.

The Company has agreed to acquire a further 18.5% interest, in addition to the 12.5% acquired during the third quarter of 2010 and additional 12.5% acquired during the fourth quarter of 2010, from the local Malaysian joint venture partner to be settled in tranches with final completion on September 30, 2012.  As a result the Joint Venture agreement has been revised to deal with a number of operational and governance matters.

The central goldfield area has been the principal focus of exploration since commencement of the JV in November, 2006. An independent consultant commissioned by Zedex Minerals Limited when they held this mineral interest has formally established a JORC status gold resource of 1,612 M oz in three near-surface deposits (Jugan, Pejiru and Sirenggok), in auriferous tailings at the historic Bukit Young Goldmine Sdn Bhd (“BYG”). Olympus subsequently commissioned an independent consultant to undertake a NI 43-101 compliant re-estimation of these resources including deposit extensions and adjacent zones. This latest estimate established a JORC/NI 43-101 compliant gold resource of 2.45M oz. Potential for substantial additional gold resource has also been estimated (by independent consultant) in deposit extensions and closely adjacent zones. Other (as yet unexplored) potential remains within peripheral zones.

During the first half of 2010, an independent assessment was conducted by TMCSA, primarily to convert an earlier attributed 1.612M oz JORC 2004 compliant gold resource (in respect of the Jugan, Pejiru, Sirenggok, and BYG Tailings deposits) to NI 43-101 status, and to estimate additional resources within deposit extensions and adjacent mineralization zones.

The current estimate (by block modeling, using Ordinary Kriging) is based on 1,911 drill holes. Except for the BYG tailings deposit, a 0.75 g/t Au lower grade cutoff was used throughout, whilst the uppercuts ranged from 6.47 g/t Au to 33.13 g/t Au depending upon the grade statistics of individual deposits. The BYG tailings estimate utilized lower and upper cutoffs of 0.5 and 3.3 g/t Au respectively. The update indicates an approximate 52% gold resource increase at Bau, of which the increase is mainly within Indicated and Inferred categories.

The Bau resource comprises multiple deposits, all which remain open with potential for further expansion through continuing exploration. The deposits comprise several different mineralization styles and have to date been drilled only to shallow depth.

During the second half of 2010, exploration drilling of new geological and geophysical targets commenced. A separate resource drilling programme, aimed at upgrading the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization also commenced around the same time. As at 31 December, 2010, both drilling programmes were still in progress. An interim assessment of results is scheduled to be made during the second quarter of 2011.

Olympus Pacific Minerals Inc.

The following table provides key information for the Bau property:

	2010	2009
Net deferred exploration and development at 31 December	$2,267,174	-
Property, plant, and equipment at 31 December	$51,484	-
Spending on exploration and development activities	$2,551,343	-
Expenditure on property, plant, and equipment	$40,848	-

Binh Dinh New Zealand Gold Company Limited

(acquired as a result of the Zedex Transaction)

Tien Thuan Gold Project

The Tien Thuan Gold Project lies some 50 km West of the port city of Quy Nhon in Binh Dinh Province in Southern Vietnam. The project area broadly encompasses about 100 km2 of hilly terrain containing numerous hard rock and alluvial gold occurrences, within and peripheral to a large, multiphase intrusive complex of predominantly felsic composition.Prior exploration by the Vietnamese Geological Survey (DGMV) during 1990-93 recorded six sub-parallel, closely spaced quartz veins hosted by a granitic intrusive. DGMV assays revealed gold values ranging up to 157 g/t Au, with 35 percent of all samples reporting above 3.0 g/t Au.

The JV has since mapped and sampled three intrusive related vein-swarms, confirming the presence of multiple quartz veins of potentially economic grade and width.

The Binh Dinh Provincial Government has granted an Investment Certificate to the Olympus subsidiary: Binh Dinh New Zealand Gold Company (BNG). Pursuant to the Investment Certificate, Olympus may earn 75 percent equity in the Tien Thuan Project, by funding exploration through to completion of a bankable feasibility study (such funding to be repayable from future profits). Upon reaching a “decision to mine”, project development will be jointly funded on a pro-rata basis.

Tien Thuan initial drilling programme
Drilling commenced in mid June 2010 in Area One, Bac Ma sector and by the end of December 2010, an aggregated length of 1,212m has been drilled in nineteen holes, specifically at Bac Ma sector (897m in 14 holes), Tien Long (258m in 4 holes) and Vinh Binh (57m in 1 hole). Full assay results were received during the fourth quarter. Results to date indicate that Bac Ma sector mineralization comprises Au-Ag-Cu-Pb-Zn with shear, vein and broad alteration zones within a granite-felsite intrusive complex. These alteration zones contain local quartz stockworks and sheeted veining and vary up to tens of meters in thickness. However, gold grades above 1g/t are primarily confined to the quartz veins. The best intercept to date is 5.8 g/t over 0.75m (BMDH001: 66.75 to 67.50m). In general, no near-surface potential has yet been found at Bac Ma. At Tien Long sector, the best results are in hole TLDH02, which is 0.77 g/t over 18.00m (9.00 to 27.00m) including 3.38 g/t over 2.00m (9.00 to 11.00m). No significant result from the Vinh Binh hole VBDH01.

Olympus Pacific Minerals Inc.

GR Enmore Pty Limited

(acquired as a result of the Zedex Transaction)

Enmore Gold Project

The Enmore Gold Project covers approximately 325km2 within the Enmore-Melrose Goldfield of northeastern New South Wales, Australia. The Company holds a 100 percent interest in two exploration licences covering 290km2 and is earning an 80 percent interest in two exploration licences covering 35 km2. The geological setting is broadly analogous to that at the nearby Hillgrove copper gold mine.

Exploration results to date have confirmed the potential for lode and/or quartz stock-work style gold deposits at a number of individual prospects, including: Bora, Sunnyside, Lone Hand, Stony Hill, Sheba and Tabben. Potentially minable grades and widths have to date been drill-intersected at Sunnyside and Bora prospects.

During the fourth quarter 2010, a field reconnaissance was conducted to further assess mineralization indicators. A review assessment report specifying the forward exploration strategy will be made in the first quarter of 2011.

Kadabra Mining Corporation

Capcapo Property Summary

The property is located north of the prolific Baguio-Mankayan Gold District in the Philippines. On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (“MOA”) was entered into by AMIC, the Company and Jabel Corporation that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60 percent interest in AMIC’s Capcapo mining tenement.  Company efforts in Capcapo (PH 100) have concentrated on obtaining Community approval which is required before any exploration can continue.    No further work will be undertaken in the Capcapo area until the National Commission on Indigenous Peoples (NCIP) Report is received and negotiations over the Joint Venture are resolved.

Other

Other potential exploration properties in Vietnam in respect of which the Company has formerly expressed an interest include Khau Pum (VN101), Krong Pha (VN102), and Sanakham (Laos) (LA100). The Company has suspended progressing these properties for the present.

Long Thanh Golf and Estate (Long Thanh) had signed a contract with Lao P.D.R Government to explore for gold and associated minerals in a 500 sq km area in 6 years, Attapeu province, Lao P.D.R. Due to a lack of exploration experience Long Thanh sought Olympus technical support for their project.  A Technical Support Agreement (“TSA”) was signed on January 31, 2009 with Long Thanh.  Under this TSA Olympus has contributed 35 percent wage and insurance payments and Long Thanh will pay for the balance (65 percent) and all work related expenses of the five Olympus geologists who attend the exploration programs in 2009. This TSA was automatically continued into 2010, but was discontinued mid-year as the Company’s geologists are now required for work on Olympus projects.

During the final quarter of 2010, all reconnaissance exploration in Vietnam was discontinued. Monitoring of possible new project opportunities continues in other Asian countries, particularly Laos, Cambodia and Malaysia.

Olympus Pacific Minerals Inc.

Operational Activities

Comments on selected items from our Consolidated Statements of Operations are noted in the table:

	2010	2009	% Change	Comments on variances
Sales	$35,986,013	$16,400,740	119
The Company sold 29,186 ounces of gold in 2010 (at an average realized price of US$1,233 per ounce, an increase of $189 per ounce on the average price in 2009).  Sales increased due to a higher throughput in the plant and higher gold prices.

Cost of sales	13,213,918	9,448,441	40	Increased due to the increased throughput.
Amortization	8,974,079	4,392,945	104	Increased as a result of having three mines in commercial production.
Corporate and administrative expenses	8,453,673	6,935,632	22
Increased year to date largely due to increased professional and consulting fees due to engagement of external professionals providing advice on the Convertible Notes and Gold Loan Notes issued, Zedex amalgamation and refiling issues as well as increased international travel related to management oversight of the new projects and raising of finance.

Stock-based compensation	1,876,574	3,569,314	(47)	Decreased due to changes in the stock price at the time of valuation in 2010 compared with 2009.
Interest and accretion on term loans	1,321,122	_	100	Increased as a result of the new debt facilities.
Derivatives-fair value revaluation	1,348,000	_	100	Increased as a result of revaluation of the new gold loan derivative liabilities.
Royalty expense	$4,795,935	$884,704	442	Royalties paid to Government increased due to higher sales/production volumes, higher realized prices and an increased rate charged for Phuoc Son.

Olympus Pacific Minerals Inc.

Summary of Quarterly Results

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales (2)	11,084,119	6,370,132	10,144,324	$8,387,438	$11,222,989	$2,414,191	$1,756,460	$1,007,100
Interest/ accretion (expense) /interest income	(600,823)	(44,366)	(610,871)	(24,221)	4,586	7,865	5,632	9,442
Net (Loss)	(2,349,688)	(1,251,021)	(1,608,698)	(451,638)	(2,716,090)	(2,175,116)	(1,938,409)	(2,517,277)
Profit /(Loss) per share (1)	(0.008)	(0.004)	(0.005)	(0.002)	(0.009)	(0.009)	(0.01)	(0.01)
Deferred exploration and development cost additions	4,557,948	3,112,365	2,396,840	1,809,085	1,631,010	801,377	537,896	354,440
Capital assets additions	6,314,704	5,286,001	9,494,826	879,451	217,996	403,713	353,302	442,433

(1)	Basic and diluted
(2)
Sales in Q4 2009 increased significantly due to the Phuoc Son project being placed into commercial production.  In previous quarters sales related to that project had been offset against deferred development costs.

Selected Annual Information

	2010	2009	2008
Sales	$35,986,013	$16,400,740	$7,275,324
Net loss after tax	(4,854,259)	(9,346,892)	(7,950,030)
Net loss per share-basic & diluted	(0.015)	(0.038)	(0.034)
Total assets	123,192,405	54,024,268	54,282,352
Total long-term financial liabilities	28,242,029	770,010	1,046,883
Dividends declared	Nil	Nil	Nil

Fourth Quarter Highlights

•
The Bong Mieu Plant (including Phuoc Son ore) produced 8,367 ounces of gold in the fourth quarter of 2010 and sold 8,098 ounces of gold.  Production was lower than the previous quarter due to a mechanical breakdown of the primary mill. The average sales price realized in the fourth quarter of 2010 was US$1,369 per ounce.

•	All major equipment to complete the Phuoc Son processing plant arrived on site, main civil works were completed and significant progress was made in advancing this project.

Olympus Pacific Minerals Inc.

Liquidity Section – Investing and Financing Activities

Investing activities

During 2010, Olympus invested a total of $11,876,238 (2009: $3,324,723) in exploration and development expenses and $21,974,982 (2009: $1,417,444) acquiring property, plant and equipment, including capital lease payments and obligations, as follows:

	Property Plant & Equipment		Deferred Exploration & Development Expenditure
	2010	2009	2010	2009
Bong Mieu	1,282,332	1,088,427	4,689,381	1,903,759
Phuoc Son	19,955,625	323,170	4,099,686	1,420,964
North Borneo Gold	40,848	-	2,551,343	-
Binh Dinh NZ Gold	11,861	-	535,828	-
Other	684,316	5,847	-	-
	21,974,982	1,417,444	11,876,238	3,324,723

Financing activities

Equity Financing

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2010, the cash and cash equivalents’ balance is $4,105,325 compared to $5,718,725 as at December 31, 2009. In 2010 the company raised funds of US$15,841,667 net of costs, through newly issued equity. In 2009 the company raised US$5,200,000 of funds through newly issued equity.

Debt Financing

In the first quarter of 2010, the Company raised funds of CAD$11,730,001, net of costs, by the issue of convertible notes.

The Convertible Notes bear interest at 9% per annum, payable semi-annually in arrears and have an original face value of CAD$12,750,000. During the year, holders of 1,803,577 notes have exercised their right to convert their notes to shares, leaving 13,374,992 notes outstanding with a face value of CAD$11,234,996 at December 31, 2010. The Convertible Notes are due for redemption at 100% of their principal amount in 2014 unless converted to common shares prior to this date at the option of the note holder.  If the Convertible Notes are redeemed, each note holder is entitled to receive the accrued and unpaid interest to the date of conversion.  Each Convertible Note in the principal amount of CAD$1,000 is convertible into common shares at CAD$0.42 per common share.  The Company has the option, after a period of six months from the closing date to redeem the Convertible Notes for cash amount equal to the outstanding principal plus the accrued and unpaid interest plus an additional amount of cash intended to reimburse the holder for lost interest.  A redemption occurring 18 months after closing requires stock price and volume targets to be met.  If met, the Convertible Notes can be redeemed for a cash amount equal to the outstanding principal plus accrued and unpaid interest plus a redemption fee of 9% of the principal amount then outstanding. Each unit of Convertible Note also consists of two separate common stock warrants.  A vested warrant that is fully vested and immediately exercisable at an exercise price of CAD$0.50 per warrant share and a vesting warrant that is exercisable, subject to vesting upon early redemption of the Convertible Notes, for two common shares at an exercise price of CAD$0.42 per warrant share.  On the valuation date the value of the liability component of the convertible notes was determined to be $6.4 million, net of transaction costs.  The conversion option was valued at $3.2 million net of transaction costs and the warrants were valued at $1.6 million net of transaction costs.  The Company also issued broker warrants which were valued at $0.3 million and have been recorded as part of the transaction cost.

Olympus Pacific Minerals Inc.

In the second quarter of 2010, through the issuance of senior secured redeemable gold delivery preference notes (Gold Loan) and common stock purchase warrants, the Company raised, net of transaction costs, a further US $20.216 million.

At December 31, 2010 the Gold Loan has a face value of US $19,440,000. The Gold Loan has an original face value of US $21,960,000. It was issued in US $10,000 units, bears interest at 8% per annum and is payable semi-annually in arrears. The Gold Loan initially obligates the Company to deliver (subject to adjustment) an aggregate of approximately 24,400 ounces of gold (at US $900 per ounce). The Gold Loan matures on May 31, 2013, and requires various quantities of gold to be deposited in trust at regular six monthly intervals leading up to the maturity date.  The amount of gold that must be deposited is established by reference to a Gold Price Participation Arrangement (“GPPA”). Under certain conditions, the GPPA allows the Company to proportionally reduce the quantity of gold it has to deposit in trust. For gold prices between US $900 and US $1,200 per ounce, payment volumes are altered so that the Company’s US dollar repayment obligation to repay the loans will not be affected by any changes in gold prices.  However, volumes of gold payments are frozen if the price of gold falls below US $900 (the Company being protected from having to deliver more gold) or exceeds US $1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) so in option terms the Company has a written put when gold prices are below US $900 per ounce and written call option when they are above US$1,200 per ounce.

The common stock purchase warrants offered with the Gold Loan are exercisable for a number of shares of common stock in the Company equal to 20% of the stated or deemed principal amount of the issued notes divided by CAD $0.60.  Each warrant entitles the holder to purchase 3,470 units of common stock. The warrants are fully vested, are exercisable in whole or in part at CAD $0.60 per share, and have been accounted for as equity.

A one-off provision for the early redemption of the Gold Loan on November 30, 2011 exists. If exercised, the Company on this redemption date will be required to pay all accrued but unpaid interest on the outstanding stated or deemed principal amount of the Gold Loan and an additional amount, in one lump sum that is equal to 12% of the outstanding stated or deemed principal amount of the Gold Loan.

On the date of issuance, the value of the Gold Loan, net of transaction costs, was determined as $18.189 million.

As part of this offering, the Company issued broker warrants which were valued at $0.252 million and have been recorded as part of the transaction cost.

The net funds of the above debt facilities have mainly been applied to the establishment of a processing plant and facilities at Phuoc Son and facilities at Bong Mieu, as well as for working capital purposes. The Company continues to generate internal cash flow that is reinvested into capital expenditure.

The ability of the Company to continue its growth is dependent upon obtaining the necessary funding and/ or generating funds to continue its exploration and development programs and/or the realization of proceeds from the sale of one or more of its properties and/or assets.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Use of Financial Instruments

The Company has not entered into any financial agreements to minimize its investment, currency or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The excess cash is deposited in interest bearing bank deposit accounts with maturities of three months or less from the date of deposit.  The gold produced in Vietnam is refined in Switzerland and from June 28, 2010 gold was sold on the spot market in US dollars via Auramet Trading, LLC  Fort Lee, New Jersey (previously sold at the London Bullion Market a.m. Fixing).

Olympus Pacific Minerals Inc.

Commitments, Contingencies and Contractual Obligations

As at December 31, 2010
Payment Due	Total	Less than one year	Year 2	Year 3	Year 4	Year 5 and thereafter
Capital lease obligations	818,946	818,946	-	-	-	-
Operating leases	111,394	74,508	36,886	-	-	-
Purchase obligations - supplies & services	4,096,632	4,096,632	-	-	-	-
Purchase obligations - capital	977,251	977,251
Asset retirement obligations	1,610,677	491,345	161,616	538,053	394,815	24,848
Total	7,614,900	6,458,682	198,502	538,053	394,815	24,848

In the normal course of business, the Company is subject to various legal claims.  Provisions are recorded where claims are likely.

Common shares

As of March 30, 2011, the Company had issued and outstanding 365,510,797 common shares.

Regulatory Update

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Olympus Pacific Minerals Inc.

It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

In 2010, management evaluated the need for additional resources to support the disclosure controls and financial reporting requirements within the organization and appointed an Internal Control Coordinator and an experienced Group Controller in June of 2010.

Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, management has concluded that, as of December 31, 2010, the Company has sufficient personnel with the required experience and capabilities to complete all necessary control procedures associated with financial reporting and that the Company’s internal controls over financial reporting were considered effective in terms of National Instrument 52-109.

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, as of the end of the period covered in this report, evaluated the effectiveness of our disclosure controls and procedures and determined that as of December 31, 2010, that the general design and operation of the our disclosure controls were satisfactory.

Regulatory Reporting in the United States

The Company’s common shares are listed and posted for trading on the over-the-counter bulletin board (OTCBB) in the United States.  This allows U.S. residents to trade the Company’s common shares efficiently.

Board and Management Changes

Mr. John A. G. Seton was appointed Chief Financial Officer effective September 1, 2010, in place of Mr. Peter Tiedemann, who accepted the role of Chief Information Officer on the same date. Mr. Russell Graham has moved into the role of Vice-President Commercial (Vietnam) and his previous role of Vice-President Finance (Vietnam) has been assumed by the new role of Financial Controller (Vietnam), a position which was filled in the fourth quarter of 2010.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2010.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of the recoverable value of its capital assets, mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), the value of stock-based compensation and the value of embedded derivate features of financial instruments, such as the gold derivative in the gold loan and the conversion option in the convertible notes issued during the year.  All of these estimates involve judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Olympus Pacific Minerals Inc.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded for the difference between the carrying value and fair value calculated as the discounted estimated cash flows.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.  Future cash flows are based on management’s best estimates of future recoverable mine production using independently verified reserve estimates, expected sales prices (considering current and historical prices), production levels and costs and further expenditures. These cash flows are subject to significant measurement uncertainty and material write-downs could occur if actual results differed from the estimates and assumptions used.

ARO occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with the Canadian Institute of Chartered Accountants (CICA) HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term and underlying stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 7(b) of the audited consolidated financial statements for further details on stock options.

The Company’s convertible notes contain a conversion option feature, the value of which is based on the estimated fair market value of the options at the date of entering into the loan. Significant assumptions used under the binomial option pricing model, which is used to calculate the fair value of the options, include the expected term of the conversion option and underlying stock price volatility.  The term assumption represents the average estimated length of time that the conversion option would remain outstanding before being exercised voluntarily or until the redemption date, in accordance with the terms of the convertible notes.  The Company has used historical data to determine volatility in accordance with the binomial option pricing model.  Refer to Notes 2 and 5 of the audited consolidated financial statements for further details on the convertible notes.

The Company’s gold loan contains an embedded call option and embedded put option, representing a “cap and floor” on the amount of gold to be delivered to holders of the gold loan notes as repayment of principle.  Specifically, volumes of gold payments are frozen if the price of gold exceeds US $1,200 per ounce (the Company then being forced to give away a capped volume and thus value to the note holders) or falls below US $900 (the Company being protected from having to deliver more gold).  The value of these embedded options are based on their estimated fair market values at the date of entering into the loan.  Significant assumptions used under the Black-Scholes valuation model, which is used to calculate the fair value of the options, include the expected term of the option and underlying gold price volatility.  The term assumption represents the contractual term of the gold loan.  The Company has used historical data to determine the gold price volatility in accordance with the Black-Scholes model.  Refer to Notes 2 and 5 of the audited consolidated financial statements for further details on the gold loan.

Olympus Pacific Minerals Inc.

Changes in Accounting Standards

The Company has adopted the following new Canadian Institute of Chartered Accountants (“CICA”) guidelines effective for the Company’s first quarter commencing January 1, 2010:

Section 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.

In January 2008, the CICA issued Sections 1582, Business Combinations; 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests.  These sections replace the former Section 1581, Business Combinations; and Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary.  Section 1582 and Section 1601 are harmonized with IFRS 3R, Business Combinations; and IAS 27R, Consolidated and Separate Financial Statements.

Section 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with early adoption permitted.  Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.  The Company has early adopted Sections 1582, 1601 and 1602 with effect from January 1, 2009 and has applied this to the business combination transaction that occurred in January 2010.   As a result of early adoption of these new standards all costs associated with the amalgamation between Olympus Pacific Minerals NZ Ltd (“Olympus NZ”) and Zedex Minerals Limited (“Zedex”), totalling $1.2M, have been expensed in the year in which they were incurred (December 31, 2009) whereas these would have previously been capitalized (see Note 15). Early adoption of Sections 1601 did not have an impact on these consolidated financial statements.  Early adoption of section 1602 has resulted in the recognition of the allocation of net loss to non-controlling interest for losses incurred at subsidiaries that are not fully owned. Early adoption of section 1602 also resulted in the recognition of the Company’s purchase of the non-controlling interest in North Borneo Gold Sdn Bhd as an equity transaction, with any excess purchase consideration paid over the book value of non-controlling interest recorded being recognized in contributed surplus.

Financial Instruments – Recognition and Measurement (Section 3855)
The Company has chosen to early adopt the amendments to CICA 3855, Financial Instruments – Recognition and Measurement applicable to embedded pre-payment options. Prepayment options that are embedded in a host debt instrument are closely related and do not require bifurcation and accordingly are recognized at fair value, if the options exercise price is approximately equal to the amortized cost of the debt instrument on each exercise date or the exercise price of a prepayment option reimburses the lender for an amount up to the approximate present value of lost interest for the remaining term of the host instrument. This assessment of whether an embedded call or put option is closely related to the host debt instrument is made before separating any equity element of a convertible debt instrument.  The impact of early adopting this amendment has resulted in the prepayment features embedded in the convertible note issued in the first quarter of 2010 to not require bifurcation (see Note 5).

Future Accounting Changes

Effective February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement into IFRS for comparative purposes of amounts previously reported under Canadian GAAP by the Company for the year ended December 31, 2010, including all quarterly financial statements issued during 2010, as well as including a revised opening balance sheet as at January 1, 2010.

Olympus Pacific Minerals Inc.

In 2009, the Company completed a preliminary IFRS diagnostic which highlighted several key areas of difference between existing Canadian GAAP and IFRS, specifically property, plant and equipment, provisions, income taxes,  exploration costs and share-based payments.

In 2010, the Company developed an IFRS project plan assigning responsibilities and outlining the proposed timing of execution of key IFRS conversion projects. The Company’s IFRS project plan stipulates several project stages. The first stage included initial training and education for key finance staff identified to establish appropriate IFRS financial reporting expertise at all levels of the business. This stage was completed in the fourth quarter of 2010, with key members of the IFRS project team attending external courses, as well as conducting self-study training.  However, training and education remains an ongoing initiative of the Company.

The next stage of the Company’s IFRS project was the “impact assessment” stage, whereby the project team reviewed each of the significant areas of difference highlighted by the initial diagnostic. In this stage, the project team determined the potential qualitative differences between Canadian GAAP and IFRS and assessed the impact of these differences on the Company’s accounting policies, information systems, internal controls over financial reporting and other business processes.

The following is a discussion of some of the accounting standards identified as most likely to have a significant financial statement impact on the Company.

1)
IFRS 1, First-Time Adoption of IFRS - Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of January 1, 2010, the date of the first comparative balance sheet presented under IFRS. However, IFRS 1 provides entities adopting IFRS for the first time a number of optional exemptions and mandatory exemptions, in certain areas, to the general requirement for full retrospective application of IFRS on the date of transition.

The following are the optional exemptions which the Company is considering:
•
Business combination election – the election allows the Company to adopt IFRS 3, Business Combinations prospectively from the date of transition rather than retrospectively restating business combinations to the date of transition.

•
Share-based payments election – the election enables the Company to adopt IFRS 2, Share-based Payments, from the date of transition to IFRS rather than retrospectively restating certain of the Company’s share-based payment awards.

•
Decommissioning liabilities included in the cost of PP&E – this election enables the Company to apply a simplified approach for the determination of the corresponding asset balance relating to decommissioning liabilities at the date of transition.

•
Borrowing costs - under this election, the Company may elect to not retrospectively restate balances relating to the implementation requirements of IAS 23, Borrowing Costs, as a first-time adopter is able to apply the transitional provisions from the later of January 1, 2009 or the transition date rather than retrospectively restating the Company’s capitalized borrowing costs.

2)
IAS 16, Property, plant and equipment – the Company believes that its existing accounting procedures adequately account for componentization as required under IFRS. The Company has completed a review of its fixed assets sub-ledger and is satisfied that it complies with the new standard.

3)
 IAS 37, Provisions, Contingent Liabilities and Contingent Assets – differences between Canadian GAAP and IFRS with respect to the discounting calculation and discount rates applied to future asset retirement costs have been reviewed and the Company has identified changes relating to the discount rates used to determine the present value of the Company’s asset retirement obligations as well as changes to the cash flows associated with such obligations resulting from the elimination of contractor margin on transition to IFRS..

Olympus Pacific Minerals Inc.

4)	IFRS 2, Share-based Payments – the Company will have changes to its methodology used to calculate stock option forfeitures and the calculation of graded vesting for compensation expense.

5)
 IFRS 6, Exploration for and Evaluation of Mineral Resources – the Company’s policy under Canadian GAAP requires exploration and evaluation costs to be capitalized until the project to which they relate to is placed into production, sold or where management has determined impairment. Under IFRS the Company would expense exploration costs prior to the point of a feasibility study.  The company is currently considering what revisions if any it will make to its accounting policies for exploration costs.  It will have changes to the classification of exploration costs.

6)	IFRS 3, Business Combinations - the key areas of difference between IFRS and Canadian GAAP which can have a significant impact on future business combinations relate to the following:

•	The measurement date of shares issued as consideration;
•	The value recognized for non-controlling interests;
•	Contingent consideration;
•	Transactions costs of the business combination are expensed as incurred; and
•	Negative goodwill.

As the Company has early adopted S1582, most of these differences do not exist. However, the Company will re-evaluate any potential changes.

7)
 IAS 12, Income Taxes – A key difference has been identified in that a deferred tax liability is recognized under IFRS for a temporary difference, except to the extent the deferred tax liability arises from:

a)	the initial recognition of goodwill; or
b)
the initial recognition of an asset or liability in a transaction that is not a business combination; and at the time of the transaction, affects neither accounting profit nor taxable profit (i.e. an asset acquisition).

The Company does not expect differences to arise in relation to the deferred tax liabilities that were recognized under Canadian GAAP.

Another key difference exists in that a deferred tax liability is recognized under IFRS for a temporary difference caused by changes in the exchange rate of non-monetary assets and liabilities settled in a foreign currency. The Company expects differences to arise given  that Canadian GAAP does not allow the recognition of deferred tax liabilities for these foreign currency changes.

The Company has completed technical papers to address all significant GAAP differences, many of which have been reviewed by the Company’s auditors. Simultaneously, the Company is in the process of quantifying the impact of all adjustments to the opening balance sheet, and anticipates completion of this stage by the end of April 2011. In addition, the next project stage consists of developing new IFRS-compliant accounting policies, which the Company expects to have completed by the end of the first quarter of 2011.

The Company has completed a preliminary review of the above areas of potential difference on its information systems and has commenced implementation of system changes to address them.  As the review of accounting policies is completed and the new information systems are implemented during the year, the Company will monitor the impact on internal controls over financial reporting and disclosure controls. The Company will ensure appropriate changes, as required, are made throughout this process to ensure the integrity of internal controls over financial reporting and disclosure controls.

Olympus Pacific Minerals Inc.

Transactions and Loans with Related Parties

The Company entered into the following related party transactions and loans during the 2010 and 2009 years:

	Year-to-date December 31
	2010	2009
Consulting and legal fees	$307,106	$184,852
Management fees	$1,307,518	$916,409
Reimbursement of expenses	$507,446	$390,048
Royalties	-	$128,746
Loans	-	$1,563,753
Rent received	$(83,355)	$(48,394)

As at December 31, 2010, accounts payable was $5,096 (2009: nil) and accrued expenses were $30,234 (2009: $595,850) in respect of these transactions.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. The above figures represent amounts either paid or accrued.

Consulting and legal fees
Consulting services provided by Jura Trust which is associated with John Seton, a director of the Company. Legal services provided by Claymore Partners up to 30 June 2010 (John Seton was a principal until 31 March 2010 and a director until 30 June 2010). The services provided are not under contract as the consulting and legal services are provided when required. Legal services are provided by Gowling Lafleur Henderson LLP, where Louis Montpellier is a partner. The services provided are not under contract as the consulting and legal services are provided as required. Consulting Services were provided by Leslie Robinson, a director of the company. The services are not under contract and are provided when required.

Management fees and reimbursement of expenses
Management fees and reimbursement of expenses incurred on behalf of the Company were paid to companies controlled by officers of the Company.   The companies that were paid for management fees and reimbursement of expenses include the following: Orangue Holdings Limited and Dason Investments Limited associated with David Seton in 2010 and 2009; Momentum Resources International Pty Limited associated with Colin Patterson in 2009; Wholesale Products Trading Limited associated with Peter Tiedemann in 2010 and  2009; Action Management Limited associated with Charles Barclay in 2010 and 2009, Cawdor Holding Limited associated with Russell Graham in 2010 and 2009; Lloyd Beaumont Trust associated with Paul Seton in 2010;  Whakapai Consulting Ltd associated with Jane Bell in 2010; and Jura Trust Limited associated with John Seton in 2010. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, training courses, conferences and licenses.

Royalties
On January 1, 2006, Zedex (a significant shareholder of the Company) was assigned a 2 percent gross production royalty, on the Bong Mieu sales, less incremental costs when Ivanhoe Mines Limited assigned to Zedex all its rights, title and interest in and to the debt, gross production royalties and royalty agreement.  The royalty is calculated as 2 percent of the net sales amount equal to the revenues for gold and silver less refining and delivery costs.

In January 2010 Zedex and Olympus amalgamated their business and all royalty obligations ceased.

Rent
The Company sublets office space in Toronto, Canada, on a month-to-month basis to a company with two directors in common with Olympus.  The Company receives rental income at open market rates for this office space.

Olympus Pacific Minerals Inc.

Loans

As part of the amalgamation with Zedex (see note 15), Olympus advanced funds in December 2009 to enable settlement of creditors at year end.  The balance advanced to Zedex and its subsidiaries at December 31, 2009 was recognized in Accounts Receivable in 2009 and has since been settled under the amalgamation.

Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All Of The Company Mineral Properties Contain A Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.   It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as depth, grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because The Company Has Primarily Been An Exploration Company, The Company Is Dependent Upon Its Ability to Raise Funds In Order to Carry Out Its Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long-term to raise substantial funds from external sources.   If the Company does not raise these funds, it would be unable to pursue its business activities and investors could lose their investment.  If the Company is able to raise funds, investors could experience a dilution of their interests which may negatively impact the market value of the shares.

•
The Company Requires Substantial Funds to Build its Proposed Mine at the Phuoc Son Property which it may not be Able to Raise in the Current Economic Environment:  In order to complete exploration of the property and construct a mine at its Phuoc Son Property, the Company estimates it will require approximately U.S. $52,000,000.  However, in the current economic environment there is substantial doubt that the Company would be able to raise these funds through sales of its equity, the means it has used to finance its operations in the past.  In addition, although the Company has investigated the possibility of financing construction of the mine through debt, there can be no assurance that debt financing would be available on acceptable terms, if at all.  In the event that the Company is unable to raise the necessary funds to build the Phuoc Sun mine, the Company will not be able to maximize the recovery of gold from the Phuoc Sun Property.  Although the Company has announced that it intends to truck materials from the Phuoc Sun Property to the Bong Mieu operating plant for processing, this approach is not as efficient as processing the ore on site, and, over the long term, would substantially reduce the profitability of the property. Future trucking licenses may not be granted.

•
The Company Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Olympus Pacific Minerals Inc.

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Commodity Price Fluctuations - if the Price of Gold Declines, The Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.  If the price of gold (including other base and precious metals) is below the cost to produce gold, the properties will not be mined at a profit.  Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

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The Company May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise:  The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

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If The Company Does Not Comply With All Applicable Regulations, It May be Forced to Halt Its Business Activities:  Such activities are subject to a growing number of various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. The Company may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at the projects. Unfavourable amendments and / or back dating of changes to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting and licensing requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities which could cause investors to lose their investment.

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Non-Compliance With Environmental Regulation May Hurt The Company’s Ability To Perform Its Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, or changes in its interpretations, possibly backdated, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Olympus Pacific Minerals Inc.

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If The Company is Unable To Obtain And Keep In Good Standing Certain Licenses, It will be Unable to Explore, Develop or Mine any of Its Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license and a mining license, and a range of other lesser Licenses, depending on the level of work being conducted on the property.  Without all the appropriate licenses, the activities could not occur.

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If The Company Does Not Make Certain Payments Or Fulfill Other Contractual Obligations, It May Lose Its Option Rights And Interests In Its Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

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Title To Assets Can Be Challenged Or Impugned Which Could Prevent The Company From Exploring, Developing Or Operating At Any Of Its Properties: There is no guarantee that title to concessions will not be challenged or impugned. In Vietnam or the Philippines, or Malaysia the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

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Political And Economic Instability In Vietnam Or The Philippines Or Malaysia Could Make It More Difficult Or Impossible For the Company To Conduct Its Business Activities: The Company’s exploration, development and operation activities occur in Vietnam, Malaysia and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, royalties and duties, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines and Malaysia including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples. Vietnamese tax laws are open to interpretation and, in respect to mining locations, there are no clear precedents. Management considers the company has made adequate provision for liabilities to the Vietnamese Government based on correspondence with the Vietnamese authorities and or external advice received, there is however a risk that additional and / or back dated payment requirements will be levied on the Company.

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Exchange Rate And Interest Rate Fluctuations May Increase The Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollar, Australian dollar, US Dollar, Vietnamese Dong and Malaysian Ringgit.  Exchange rate fluctuations affect the costs of exploration and development activities that the Company incurs in United States dollar terms.  The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.

Olympus Pacific Minerals Inc.

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Our Stock Price Could Be Volatile:  The market price of the common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares and results in the need to revalue derivative liabilities.

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The Company Stock Will Be A Penny Stock Which Imposes Significant Restrictions On Broker-Dealers Recommending The Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

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The Company, or any of its subsidiaries, Do Not Plan To Pay Any Dividends In The Foreseeable Future:  The Company has not paid a dividend in the past and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

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Shareholders Could Suffer Dilution Of The Value Of Their Investment If The Company Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

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In The Event That Key Employees Leave The Company, The Company Would Be Harmed Since It Is Heavily Dependent Upon Them For All Aspects Of The Company’s Activities: The Company is dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact on the Company’s ability to conduct its activities and could cause a decline in profitability of the properties or additional costs as a result of a delay in the development or exploration of properties.  The Company has consulting agreements with the Chairman and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Information Officer, VP Commercial (Vietnam), VP Finance and Financial Controller (Vietnam).

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Management May Be Subject To Conflicts Of Interest Due To Their Affiliations With Other Resource Companies:  Because some of the Company directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations may arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.  In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests which would reduce the Company’s opportunities to increase its future revenues and income.  Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Olympus Pacific Minerals Inc.

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Future Sales Of Common Shares By Existing Shareholders Could Decrease The Trading Price Of The Common Shares:  Sales of large quantities of the common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

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The Company Used A Pre-Feasibility Study And Did Not Complete A Feasibility Study Before Making Its Decision To Place The Bong Mieu Central Gold Mine (VN220) Into Production:  The economic feasibility of the mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that the Company may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the Bong Mieu Central Gold Mine (VN220) to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

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The Company Conducted Only Limited Drilling On Its Bong Mieu Property So Its Decision To Place The Bong Mieu Central Gold Mine (VN220)  Into Production May Have Been Based Upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Gold Mine (VN220) into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may have been based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property. The Company is currently evaluating its funding options to further explore the property in order increase the known reserves and discover additional mineralization.  However, in the current economic climate, the Company may be unable to raise the necessary funding.  Accordingly, it may be unable to undertake the additional exploration it wants to conduct on the property, limiting its ability to continue the exploration and development of the property.

Olympus Pacific Minerals Inc.

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Because The Company’s Testing Of Its Mining Process At The Bong Mieu Central Gold Mine (VN220) Was Limited To Small Pilot Plant And Bench Scale Testing, It May Be Unable To Obtain The Expected Metallurgical Recoveries When It Scales Up Its Operations, Rendering The Project Unprofitable:  Before the Company placed the Bong Mieu Central Gold Mine (VN220) into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Gold Mine (VN220).   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Gold Mine (VN220), as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Gold Mine (VN220), actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the Bong Mieu Central Gold Mine (VN220) will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the Bong Mieu Central Gold Mine (VN220), or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

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We Have Debt  (Both Convertible And Secured) And May Be Unable To Service Or Refinance This Debt, Which Could Have Negative Consequences On Our Business In The Future, Could Adversely Affect Our Ability To Fulfill Our Obligations Under Our Notes And May Place Us At A Competitive Disadvantage In Our Industry: In the first half of 2010, we incurred indebtedness by way of convertible subordinated unsecured notes ("Convertible Notes") and by way of secured redeemable gold delivery promissory notes: This debt could have negative consequences. For example, it could:
-  increase our vulnerability to adverse industry and general economic conditions;
-  require us to dedicate a  material portion of our cash flow from operations to make scheduled principal payments on our debt, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;
-  limit our ability to obtain additional financing to fund future working capital, capital   investments and other business activities;
-  limit our flexibility to plan for, and react to, changes in our business and industry; and
-  place us at a competitive disadvantage relative to our less leveraged competitors.

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Servicing Our Debt Requires An Allocation Of Cash And Our Ability To Generate Cash May Be Affected By Factors Beyond Our Control: Our business may not generate cash flow in an amount sufficient to enable us to pay the principal of, or interest on, our indebtedness or to fund our other liquidity needs, including working capital, capital expenditures,  project development efforts, strategic acquisitions, investments and alliances and other general corporate requirements. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.  We cannot assure you that:
- our business will generate sufficient cash flow from operations;
   or
- future sources of funding will be available to us in amounts sufficient to enable us to fund our  capital  needs.

If we cannot fund our capital  needs, we will have to take actions such as reducing or delaying capital expenditures, project  development efforts, strategic acquisitions, investments and alliances; selling assets; restructuring or refinancing our debt; or seeking additional equity capital.  We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all, or that they would permit us to meet our scheduled debt service obligations.

Olympus Pacific Minerals Inc.

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Restrictive Covenants In The Convertible Promissory Notes And The Agreements Governing Our Other Indebtedness Will Restrict Our Ability To Operate Our Business:
The  documentation governing the Convertible Notes and the Gold Loan Notes contain covenants that restrict our ability to, among other things, incur additional debt, pay dividends, make investments, enter into transactions with affiliates, merge or consolidate with other entities or sell all or substantially all of our assets.  A breach of any of these covenants could result in a default thereunder, which could allow the noteholders  or their representative  to declare all amounts outstanding thereunder immediately due and payable.  If we are unable to repay outstanding borrowings when due, the lenders, under the  Gold Loan Notes and the collateral trustee will under the indenture governing the Convertible Notes and related agreements have the right to proceed against the collateral granted to them, including  the shares in our subsidiary holding companies which control Bong Mieu and Phuoc Son and the loans owed to us by Bong Mieu and Phuoc Son .  We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness.

Material Events After the Balance Sheet Date

Subsequent to the balance sheet date, on March 29, 2011, the Company announced an AUD$5.6 million private placement (“placement”) capital raising, for which settlement is scheduled to occur on April 1, 2011. The private placement is for 14,000,000 common shares to be held in the form of CHESS Depository Interests (“CDI”) at a price of AUD$0.40 per CDI. Olympus will apply for the 14,000,000 CDIs to be quoted on the ASX.  Olympus will incur a capital-raising fee of 5% in connection with the placement.

Subsequent to the year-end, holders of 478,860 convertible notes have exercised their option to convert them to equity. The holders are entitled to convert the notes and any accrued interest owing at a conversion rate of CAD$0.42 per common share. 980,688 shares were issued in settlement.

Subsequent to year end the Vietnam government has imposed a 10% gold export tax effective from January 1, 2011.  As a result the Company has been trialing various refining facilities in Vietnam and expects to refine all gold to 999.9 gold which will enable exporting without attracting the tax.

Forward Looking Information

This report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include, but are not limited to, reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this interim report are qualified by these cautionary statements.

Olympus Pacific Minerals Inc.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.